UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: May 14, 2014

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits

The following document, which is attached as an exhibit hereto, is incorporated by reference herein.

Exhibit	Title
99.1	Fly Leasing Limited’s interim report for the quarter ended March 31, 2014.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-186089), first filed with the Securities and Exchange Commission on January 18, 2013, and Registration Statement on Form F-3 (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013.

ii

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date: May 14, 2014	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

iii

EXHIBIT INDEX

Exhibit	Title
99.1	Fly Leasing Limited’s interim report for the quarter ended March 31, 2014.

iv

 Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2013.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2013.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “Fly Acquisition II” refers to our subsidiary, Fly Acquisition II Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (8) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (9) the term “GAAM” refers to Global Aviation Asset Management; and (10) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM.

1

2

PART I — FINANCIAL INFORMATION

Item  1. Financial Statements (Unaudited)

Fly Leasing Limited

Consolidated Balance Sheets

AS OF MARCH 31, 2014 (UNAUDITED) AND DECEMBER 31, 2013

(Dollar amounts in thousands, except par value data)

	March 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$386,511	$404,472
Restricted cash and cash equivalents	133,641	174,829
Rent receivables	4,063	2,922
Investment in unconsolidated subsidiary	9,561	8,179
Flight equipment held for operating lease, net	3,082,404	3,034,912
Fair market value of derivative assets	5,316	7,395
Other assets, net	37,925	39,650
Total assets	3,659,421	3,672,359

Liabilities
Accounts payable and accrued liabilities	21,507	16,592
Rentals received in advance	16,649	17,422
Payable to related parties	2,014	3,756
Security deposits	55,210	52,837
Maintenance payment liability	259,972	233,811
Unsecured borrowings, net	291,870	291,567
Secured borrowings, net	2,213,406	2,254,705
Deferred tax liability, net	8,245	7,746
Fair market value of derivative liabilities	23,460	24,577
Other liabilities	26,515	20,523
Total liabilities	2,918,848	2,923,536

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 41,395,371 and 41,306,338 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	658,436	658,492
Retained earnings	96,703	104,143
Accumulated other comprehensive loss, net	(14,607)	(13,853)
Total shareholders’ equity	740,573	748,823
Total liabilities and shareholders’ equity	$3,659,421	$3,672,359

The accompanying notes are an integral part of these consolidated financial statements.

3

Fly Leasing Limited

Consolidated Statement of Income

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (UNAUDITED)

(Dollar amounts in thousands, except per share data)

	Three months ended March 31, 2014	Three months ended March 31, 2013
Revenues
Operating lease revenue	$89,627	$107,374
Equity earnings from unconsolidated subsidiary	1,382	422
Gain on sale of aircraft	—	6,451
Interest and other income	310	118
Total revenues	91,319	114,365

Expenses
Depreciation	40,403	34,536
Interest expense	34,625	31,021
Selling, general and administrative	9,630	9,704
Ineffective, dedesignated and terminated derivatives	(65)	(68)
Maintenance and other costs	2,410	1,390
Total expenses	87,003	76,583
Net income before provision for income taxes	4,316	37,782
Provision for income taxes	753	4,937
Net income	$3,563	$32,845

Weighted average number of shares:
Basic	41,333,938	28,069,196
Diluted	41,393,731	28,162,680
Earnings per share:
Basic and Diluted	$0.07	$1.15
Dividends declared and paid per share	$0.25	$0.22

The accompanying notes are an integral part of these consolidated financial statements.

4

Fly Leasing Limited

Consolidated Statement of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (UNAUDITED)

(Dollar amounts in thousands)

	Three months ended March 31, 2014	Three months ended March 31, 2013
Net income	$3,563	$32,845
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	(754)	4,108
Reclassification from other comprehensive income into earnings, net of deferred tax (2)	—	(69)
Comprehensive income	$2,809	$36,884

(1)	Deferred tax benefit was $0.1 million for the three month period ended March 31, 2014. Deferred tax expense was $0.6 million for the three month period ended March 31, 2013.

(2)	Deferred tax benefit was $10,000 for the three month period ended March 31, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

5

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)

(Dollar amounts in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity
Balance January 1, 2013	100	$—	28,040,305	$28	$482,733	$83,138	$(33,897)	$532,002
Dividends to shareholders	—	—	—	—	—	(6,169)	—	(6,169)
Dividend equivalents	—	—	—	—	—	(437)		(437)
Shares issued in connection with vested share grants	—	—	83,588	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	643	—	—	—	—	—
Share-based compensation	—	—	—	—	1,806	—	—	1,806
Derivative instruments terminated in connection with aircraft sale, net of deferred tax liability of $320 (1)	—	—	—	—	—	—	(747)	(747)
Net income	—	—	—	—	—	32,845	—	32,845
Net change in the fair value of derivatives, net of deferred tax liability of $605 (1)	—	—	—	—	—	—	4,108	4,108
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $10 (1)	—	—	—	—	—	—	(69)	(69)
Balance March 31, 2013 (unaudited)	100	$—	28,124,536	$28	$484,539	$109,377	$(30,605)	$563,339

(1)	See Note 7 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

6

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THREE MONTHS ENDED MARCH 31, 2014 (UNAUDITED)

(Dollar amounts in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	(Loss), net	Equity
Balance January 1, 2014	100	$—	41,306,338	$41	$658,492	$104,143	$(13,853)	$748,823
Dividends to shareholders	—	—	—	—	—	(10,327)	—	(10,327)
Dividend equivalents	—	—	—	—	—	(676)		(676)
Shares issued in connection with vested share grants	—	—	83,590	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	5,443	—	—	—	—	—
Share-based compensation	—	—	—	—	(56)	—	—	(56)
Net income	—	—	—	—	—	3,563	—	3,563
Net change in the fair value of derivatives, net of deferred tax asset of $135 (1)	—	—	—	—	—	—	(754)	(754)
Balance March 31, 2014 (unaudited)	100	$—	41,395,371	$41	$658,436	$96,703	$(14,607)	$740,573

(1)	See Note 7 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

7

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 (UNAUDITED)

(Dollar amounts in thousands)

	Three months ended March 31, 2014	Three months ended March 31, 2013
Cash Flows from Operating Activities
Net Income	$3,563	$32,845
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(1,382)	(422)
Gain on sale of aircraft	—	(6,451)
Depreciation	40,403	34,536
Amortization of debt issuance costs	1,366	1,101
Amortization of lease incentives	3,388	1,934
Amortization of lease discounts/premiums and other items	2,408	1,980
Amortization of fair market value adjustments associated with the GAAM acquisition	1,929	4,522
Share-based compensation	(56)	1,806
Deferred income taxes	634	4,074
Unrealized gain on derivative instruments	(65)	(68)
Security deposits and maintenance payment liability relieved	(3,268)	(26,648)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	(1,040)
Changes in operating assets and liabilities:
Rent receivables	(2,079)	(974)
Other assets	(568)	1,666
Payable to related parties	(1,742)	(534)
Accounts payable and accrued liabilities	5,536	394
Rentals received in advance	(773)	(1,931)
Other liabilities	4,470	3,079
Net cash flows provided by operating activities	53,764	49,869

Cash Flows from Investing Activities
Purchase of flight equipment	(81,837)	—
Proceeds from sale of aircraft	—	31,039
Lessor contribution to maintenance	(6,791)	(4,513)
Net cash flows (used in) provided by investing activities	(88,628)	26,526

Cash Flows from Financing Activities
Restricted cash and cash equivalents	41,188	(10,547)
Security deposits received	2,100	200
Security deposits returned	—	(872)
Maintenance payment liability receipts	33,172	13,615
Maintenance payment liability disbursements	(4,195)	(321)
Debt issuance costs	(197)	(292)
Repayment of secured borrowings	(44,162)	(37,972)
Dividends	(10,327)	(6,169)
Dividend equivalents	(676)	(437)
Net cash flows provided by (used in) financing activities	16,903	(42,795)
Net (decrease) increase in cash	(17,961)	33,600
Cash at beginning of period	404,472	163,124
Cash at end of period	$386,511	$196,724

Supplemental Disclosure:
Cash paid during the period for:
Interest	$24,725	$25,298
Taxes	137	2,149
Noncash Activities:
Other liabilities applied to maintenance payment liability and rent receivables	979	—
Security deposits assumed in connection with purchase of aircraft	590	—
Security deposits applied to maintenance payment liability and rent receivables	358	—
Security deposits and maintenance payment liability disbursements applied to rent receivables	—	247
Lease incentive obligation applied to operating lease revenue	—	1,040
Noncash activities in connection with sale of aircraft:
Secured borrowings assumed by buyer	—	38,500
Derivative liabilities assumed by buyer	—	5,000

The accompanying notes are an integral part of these consolidated financial statements.

8

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the three months ended March 31, 2014

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has one operating and reportable segment which is aircraft leasing.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and liabilities, accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of March 31, 2014 and December 31, 2013, the Company had 117 and 113 aircraft held for operating leases, respectively. During the three month period ended March 31, 2014, the Company purchased four aircraft for a total acquisition cost of $82.4 million.

As of March 31, 2014 and December 31, 2013, flight equipment held for operating leases consisted of the following:

	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Cost	$3,685,225	$3,597,330
Accumulated depreciation	(602,821)	(562,418)
Flight Equipment Held for Operating Leases, net	$3,082,404	$3,034,912

9

The Company capitalized $5.5 million and $2.9 million of major maintenance expenditures for the three month periods ended March 31, 2014 and 2013, respectively. These amounts have been included in flight equipment held for operating leases.

The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables below is based on the principal operating location of the lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region was as follows:

	March 31, 2014		December 31, 2013
	(Dollars in thousands)
Europe:
United Kingdom	$377,765	12%	$347,627	11%
Turkey	239,721	8%	191,527	6%
Other	637,556	21%	612,137	20%
Europe — Total	1,255,042	41%	1,151,291	37%

Asia and South Pacific:
China	350,046	11%	353,868	12%
Other	487,514	16%	515,398	17%
Asia and South Pacific — Total	837,560	27%	869,266	29%

North America:
United States	287,356	9%	291,724	10%
Other	32,790	1%	33,162	1%
North America — Total	320,146	10%	324,886	11%

Mexico, South and Central America:
Chile	253,665	9%	255,832	9%
Other	228,614	7%	226,336	7%
Mexico, South and Central America — Total	482,279	16%	482,168	16%

Middle East and Africa — Total	187,377	6%	189,682	6%
Off-Lease — Total	—	—	17,619	1%
Total flight equipment held for operating leases, net	$3,082,404	100%	$3,034,912	100%

At March 31, 2014, all of the Company’s aircraft held for operating leases were on lease to 63 lessees in 33 countries. At December 31, 2013, aircraft held for operating leases were on lease to 62 lessees in 34 countries and the Company had one aircraft off-lease.

10

The distribution of operating lease revenue by geographic region for the three month periods ended March 31, 2014 and 2013 was as follows:

	Three months ended March 31, 2014		Three months ended March 31, 2013
	(Dollars in thousands)
Europe:
United Kingdom	$10,877	12%	$17,788	17%
Turkey	5,296	6%	2,383	2%
Other	19,364	22%	27,962	26%
Europe — Total	35,537	40%	48,133	45%

Asia and South Pacific:
China	10,832	12%	9,234	9%
Other	13,951	15%	18,325	17%
Asia and South Pacific — Total	24,783	27%	27,559	26%

North America:
United States	10,063	11%	10,327	10%
Other	917	1%	973	1%
North America — Total	10,980	12%	11,300	11%

Mexico, South and Central America:
Chile	7,029	8%	—	—
Other	6,310	7%	15,890	14%

Mexico, South and Central America — Total	13,339	15%	15,890	14%
Middle East and Africa — Total	4,988	6%	4,492	4%
Total Operating Lease Revenue	$89,627	100%	$107,374	100%

No customer accounted for 10% or more of the total operating lease revenue for the three month periods ended March 31, 2014 and 2013. During the three month period ended March 31, 2014, the Company had one lessee on non-accrual basis due to concerns about the lessee’s financial condition and only recognized revenue as cash was received. During the three month period ended March 31, 2014, the Company recognized revenue of $0.5 million from that lessee. During the three month period ended March 31, 2013, the Company recognized revenue of $1.9 million from certain lessees that were on non-accrual basis and the leases associated with such lessees were terminated during the same period.

For the three month periods ended March 31, 2014 and 2013, the Company recognized end of lease revenue totaling $3.7 million and $30.6 million, respectively.

The amortization of lease premiums, net of lease discounts which have been included as a component of operating lease revenue was $1.0 million and $1.3 million for the three month periods ended March 31, 2014 and 2013, respectively.

The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $3.4 million and $1.9 million for the three month periods ended March 31, 2014 and 2013, respectively.

As of March 31, 2014 and December 31, 2013, the average remaining lease term of the Company’s aircraft portfolio, weighted by net book value, was 4.2 years and 4.3 years, respectively.

11

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit Aviation Partners LLC has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. For the three month periods ended March 31, 2014 and 2013, the Company recognized $1.4 million and $0.4 million, respectively, in equity earnings from its investment in Fly-Z/C LP. The Company received no distributions during the three month periods ended March 31, 2014 or 2013.

5. UNSECURED BORROWINGS

	Balance as of
	March 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance:
Unsecured Notes issued	$300,000	$300,000
Unamortized discount	(8,130)	(8,433)
Unsecured borrowings, net	$291,870	$291,567

On December 11, 2013, the Company completed a public offering of $300.0 million aggregate principal amount of 6.75% Senior Notes due 2020 (the “Unsecured Notes”). In connection with the issuance, the Company paid an underwriting discount totaling $8.5 million. The Unsecured Notes are unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior indebtedness of the Company. Interest on the Unsecured Notes is payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2014. As of March 31, 2014 and December 31, 2013, accrued interest on the Unsecured Notes totaled $6.2 million and $1.1 million, respectively. The Unsecured Notes have a maturity date of December 15, 2020.

Pursuant to the indenture governing the Unsecured Notes, the Company is subject to restrictive covenants which relate to its operations, dividend payments, incurrence of debt, repurchases of common shares and investments. Certain of these covenants will be suspended if the Unsecured Notes obtain a certain investment grade rating. As of March 31, 2014, the Company was not in default under the indenture governing the Unsecured Notes.

6. SECURED BORROWINGS

The Company’s secured borrowings, net of unamortized debt discounts, as of March 31, 2014 and December 31, 2013 are presented below:

	Net carrying value as of		Weighted average interest rate(1) as of
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	Maturity date
	(in thousands)
Notes Payable	$561,602	$575,326	3.55%	3.63%	November 2033
Nord LB Facility	431,946	440,456	4.15%	4.15%	November 2018
CBA Facility	156,918	159,802	5.08%	4.91%	September 2014 – October 2020
Term Loan	459,683	465,103	4.50%	4.50%	August 2019
Fly Acquisition II Facility	125,472	126,766	4.15%	4.16%	July 2018
Other aircraft secured borrowings	477,785	487,252	4.71%	4.71%	August 2014 – September 2025
Total	$2,213,406	$2,254,705

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

12

The Company is subject to certain operating covenants under its loan agreements relating to the maintenance, registration and insurance of its aircraft. The Company may also be required to maintain certain lease concentration limits, and there may be limitations on the re-leasing of aircraft and the disposition of aircraft. In addition, pursuant to certain of its loan agreements, the Company may be subject to additional operating covenants relating to the operations of the borrower entity; restrictions on the acquisition or substitution of additional aircraft; restrictions on the modification of aircraft and capital expenditures; limits on the amount and type of guarantees that can be provided or other indebtedness that can be incurred; and restrictions on the Company’s ability to grant liens or other encumbrances on the aircraft. The Company’s failure to comply with any one of these covenants may trigger an event of default under the relevant loan or facility agreement.

Generally, an event of default under any of the Company’s loan or facility agreements may include, among other things:

•	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to maintain required insurance levels;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of March 31, 2014, the Company was not in default under any of its secured borrowings.

Notes Payable

	Balance as of
	March 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance:
Notes issued	$578,357	$592,903
Unamortized discount	(16,755)	(17,577)
Notes payable, net	$561,602	$575,326

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month LIBOR plus a spread of 0.77%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes. As of March 31, 2014 and December 31, 2013, accrued interest on the Notes totaled $0.3 million and $0.2 million, respectively.

All cash collected during each monthly period from the aircraft secured by the Notes is applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. Principal payments during the three month periods ended March 31, 2014 and 2013 totaled $14.5 million and $10.3 million, respectively. The final maturity date of the Notes is November 14, 2033.

During the three month period ended March 31, 2013, two aircraft secured by the Notes were sold. At March 31, 2014, the Notes secured a total of 35 aircraft.

B&B Air Funding is subject to certain financial and operating covenants.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of March 31, 2014, B&B Air Funding had not drawn on the Note Liquidity Facility.

13

Nord LB Facility

	Balance as of
	March 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance	$442,621	$452,371
Unamortized debt discount	(10,675)	(11,915)
Nord LB Facility balance, net	$431,946	$440,456

The Company assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft acquired in the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by Fly’s equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. As of each of March 31, 2014 and December 31, 2013, the blended weighted average interest rate for the facility was 4.15%, excluding the amortization of debt discount and debt issuance costs. As of March 31, 2014 and December 31, 2013, interest accrued on the facility totaled $0.8 million and $0.7 million, respectively.

The Company applies 95% of lease rentals collected towards interest and principal. Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from such termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft. During the three month periods ended March 31, 2014 and 2013, the Company made total principal payments of $9.8 million and $10.0 million, respectively, under the Nord LB Facility.

In the event the Company sells any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any security deposit amounts that the Company retains after termination of a lease and any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If the Company earns a 10% return on its equity investment after full repayment of the facility, the Company will pay Nord LB a fee equal to 10% of its return in excess of 10%, up to a maximum of $5.0 million.

The Nord LB Facility does not contain any financial covenants. At March 31, 2014, 17 aircraft were financed under this facility.

CBA Facility

	Balance as of
	March 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance:
Senior tranches	$30,144	$30,512
Junior tranches	5,900	5,900
Tranche A	77,547	87,925
Tranche B	45,243	37,486
Total outstanding principal balance	158,834	161,823
Unamortized debt discount	(1,916)	(2,021)
CBA Facility balance, net	$156,918	$159,802

14

The Company’s subsidiaries assumed a debt facility provided by Bank of Scotland plc (“BOS”), Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility” which the Company formerly referred to as the “BOS Facility”) that financed 21 of the aircraft acquired in the GAAM Portfolio.

Subsequent to the acquisition of the GAAM Portfolio, twelve aircraft have been refinanced. On November 15, 2013, the Company, through its subsidiaries, amended and extended the CBA Facility, which was then secured by nine aircraft. CBA had provided for seven new loans on seven of the nine aircraft. One loan matures in 2018 and the remaining six loans mature in 2020.

During the three month period ended March 31, 2014, the Company had entered into sale agreements for two Airbus A319-100 aircraft manufactured in 2000. The proceeds from the sale will be paid to the lenders as full and final discharge of the loans secured by these aircraft. As of March 31, 2014, these loans had a total outstanding principal balance of $36.0 million and will mature in late 2014.

The seven loans provided pursuant to the CBA Facility are cross-collateralized and cross-defaulted. All payments under the CBA Facility are fully guaranteed by the Company.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the three month periods ended March 31, 2014 and 2013, the Company made total principal payments of $3.0 million and $6.2 million, respectively.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 2.50%. As of March 31, 2014 and December 31, 2013, the weighted average interest rates on the outstanding amounts, excluding the debt discount amortization, are presented below:

	As of
	March 31, 2014	December 31, 2013
Fixed rate loans:
Senior tranches	5.62%	5.62%
Junior tranches	7.91%	7.91%
Tranche A	6.44%	6.53%
Tranche B	7.49%	4.58%
Variable rate loans:
Tranche A	3.50%	2.66%
Tranche B	—	2.66%
Facility weighted average interest rate	5.08%	4.91%

As of each of March 31, 2014 and December 31, 2013, interest accrued on the facility totaled $0.2 million.

Borrowings under the CBA Facility are secured by the Company’s equity interest in the subsidiaries which own the aircraft, the aircraft and the related leases. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the aircraft is equal to or greater than 80%, the Company will be required to pay into a collateral account an amount as is necessary to reduce this ratio to less than 80%.

There are no financial covenants in the CBA Facility.

15

Term Loan

	Balance as of
	March 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance	$469,371	$475,313
Unamortized debt discount	(9,688)	(10,210)
Term Loan balance, net	$459,683	$465,103

On August 9, 2012, the Company, through a wholly-owned subsidiary, entered into a $395.0 million senior secured term loan with a consortium of lenders (the “Term Loan”). The Term Loan was originally issued at an offering price of 96% of par value.

On November 21, 2013, the Company amended and upsized the Term Loan by $105.0 million. The incremental borrowing was priced at 99.75% of the principal amount. The Company received net proceeds of approximately $102.0 million, which was used to finance the acquisition of aircraft. At December 31, 2013, $33.6 million was held in an escrow account to finance the acquisition of two additional aircraft, which were acquired during the first quarter of 2014. At March 31, 2014, 28 aircraft were financed through this facility.

The Term Loan bears interest at LIBOR plus a margin of 3.50%, with a LIBOR floor of 1.00% and matures in August 2019. The Term Loan requires quarterly principal payments of $5.9 million. As of each of March 31, 2014 and December 31, 2013, interest accrued on the Term Loan totaled $2.9 million. The Term Loan may be prepaid in whole or in part, provided that, if such prepayment occurs on or prior to November 21, 2014, such prepayment will be made at 101% of the principal amount being repaid.

The Term Loan is guaranteed by the Company. Borrowings under the Term Loan are secured by the Company’s equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of public ratings.

The maximum Loan-to-Value ratio (“LTV”), as measured on a quarterly basis, is 70.0% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). As of March 31, 2014, there was no breach of the LTV Maintenance Test. The Company is required to seek new appraisals semi-annually.

Fly Acquisition II Facility

	Balance as of
	March 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance	$125,472	$126,766

The Company, through a wholly-owned subsidiary, entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $450.0 million for an availability period that expires on July 3, 2015, followed by a three-year term, with a final maturity date of July 3, 2018.

The Company pays a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of its commitment which accrues during the availability period. The applicable margin during the availability period is 3.25%, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period. As of each of March 31, 2014 and December 31, 2013, interest accrued on the Fly Acquisition II Facility totaled $0.2 million.

The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of (x) the original purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life and (y) the current market value or base value appraisal. The outstanding aggregate amount of loans under the facility cannot exceed 72.5% of the sum of (x) the aggregate borrowing base of all aircraft and (y) 50% of maintenance reserves paid with respect to the aircraft. Aircraft financed under the Fly Acquisition II Facility may not be more than eight years of age at the time of such funding. At March 31, 2014, four aircraft were financed under this facility.

16

During the availability period, the Company is required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

The Company is required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft. Amounts repaid may be redrawn during the availability period.

During the three month period ended March 31, 2014, the Company made principal payments of $1.3 million.

Borrowings are secured by the beneficial interests in the aircraft owning and leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, the Company is required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans. If there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then all of the maintenance reserves to be paid in respect of the financed aircraft following the occurrence of such event will be pledged to the lenders. Upon the occurrence of an event of default in respect of the borrowing base, the Company will also be required to pledge to the lenders all maintenance reserves collected in respect of the financed aircraft prior to such event of default.

Other Aircraft Secured Borrowings

In addition to the debt facilities described above, the Company has entered into and may periodically enter into other secured borrowings to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of the Company’s rights, title and interest in the financed aircraft and leases. The maturity date on each loan generally matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. Principal payments totaled $9.6 million and $6.6 million during the three month periods ended March 31, 2014 and 2013, respectively. As of each of March 31, 2014 and December 31, 2013, interest accrued on these loans totaled $1.1 million.

The secured debt financing may be recourse to the Company. At March 31, 2014 and December 31, 2013, $132.5 million and $134.9 million of the other aircraft secured borrowings were recourse to the Company. Although these recourse loans are secured by aircraft and their associated leases, the Company has guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In addition, certain of the Company’s secured, recourse borrowings contain cross default provisions to other recourse borrowings which if triggered could significantly increase the amount of indebtedness which is payable by the Company at the time of the default.

In connection with the sale of six aircraft during the first quarter of 2013, the buyer assumed the underlying debt facility which had an outstanding balance of $38.5 million, net of unamortized discount of $2.9 million, and the derivative contracts associated with the aircraft.

17

The following table contains a summary of the key terms related to these other aircraft secured debt financings:

	Number of Aircraft Financed	Principal Balance Outstanding as of
		March 31, 2014	December 31, 2013	Weighted Average Interest Rates(1)	Maturity Date
		(in thousands)
GAAM Facility No. 2	2	28,437	29,095	6.30%	August 2014 – December 2015
GAAM Notes Payable (2)	4	58,384	59,813	4.56%	December 2015 – January 2018
Aircraft Notes Payable (3)	12	393,644	401,198	4.62%	June 2015 – September 2025

Total outstanding principal balance		$480,465	$490,106
Unamortized debt discount (2)		(2,680)	(2,854)

Other aircraft secured borrowings balance, net		$477,785	$487,252

(1)	Represents the contractual interest rates.

(2)	Includes four loans financing four aircraft. As of March 31, 2014 and December 31, 2013, the unamortized discount associated with one of the GAAM Notes Payable totaled $0.5 million and $0.6 million, respectively.

(3)	Includes twelve loans arranged in connection with the purchase of aircraft.

7. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of March 31, 2014, the Company’s total unsecured and secured debt balance, excluding unamortized debt discount, was $2.6 billion. Debt with floating interest rates totaled $1.9 billion, of which $1.6 billion was associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of each of March 31, 2014 and December 31, 2013, the Company had interest rate swap contracts with notional amounts aggregating $1.5 billion. The unrealized fair market value gain on the interest rate swap contracts, reflected as derivative assets, was $5.3 million and $7.4 million as of March 31, 2014 and December 31, 2013, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $23.5 million and $24.6 million as of March 31, 2014 and December 31, 2013, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the three month period ended March 31, 2014, the Company recorded a net unrealized loss of $0.8 million, after the applicable net tax benefit of $0.1 million. For the three month period ended March 31, 2013, the Company recorded a net unrealized gain of $3.9 million, after the applicable net tax expense of $0.5 million.

18

As of March 31, 2014, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Deferred Tax Expense	Gain Recognized in Accumulated Comprehensive Loss	Gain Recognized into Earnings
Interest rate swap contracts	23	10/15/2017 - 11/14/2018	0.89% - 1.86%	$442,607	$5,518	$(19)	$5,499	$(737)	$5,027	$30
Accrued interest				—	(183)	—	(183)	—	—	—

Total – designated derivative assets	23			$442,607	$5,335	$(19)	$5,316	$(737)	$5,027	$30

As of March 31, 2014, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Deferred Tax Benefit	Loss Recognized in Accumulated Comprehensive Loss	Gain Recognized into Earnings
Interest rate swap contracts	13	1/14/2015 – 9/27/2025	1.98% - 6.22%	$684,821	$(23,536)	$1,098	$(22,438)	$2,805	$(19,634)	$—
Accrued interest				—	(1,022)	—	(1,022)	—	—	—

Total – designated derivative liabilities	13			$684,821	$(24,558)	$1,098	$(23,460)	$2,805	$(19,634)	$—

Terminated Derivatives

In connection with the sale of six aircraft by the Company during the three month period ended March 31, 2013, the buyer assumed the underlying debt financing and derivative contracts associated with the aircraft. As of the disposal date, the derivative contracts were classified as derivative liabilities and had a negative fair market value of $5.0 million.

8. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. By June 30, 2012, the Company had made grants aggregating 1,500,000 shares under the 2010 Plan. There are no remaining shares available for grants under the 2010 Plan.

A summary of the Company’s SAR activity for the three month period ended March 31, 2014 is presented below:

	Number of shares	Weighted average exercise price
Outstanding at December 31, 2013	888,634	$12.74
SARs granted	—	—
SARs exercised	(28,286)	12.42
SARs canceled or forfeited	(8,998)	12.28
Outstanding at March 31, 2014	851,350	12.76
Exercisable at March 31, 2014	738,237	$12.82

19

A summary of the Company’s RSU activity for the three month period ended March 31, 2014 is presented below:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at December 31, 2013	161,480	$12.81
RSUs granted	—	—
RSUs vested	(83,590)	13.30
RSUs canceled or forfeited	(5,739)	12.28
Outstanding and unvested at March 31, 2014	72,151	$12.28

Valuation Assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended March 31, 2014	Three months ended March 31, 2013
Risk-free interest rate	0.90% – 2.32%	0.90% – 2.33%
Volatility	50% – 57%	53% – 63%
Expected life	6 – 8 years	6 – 9 years

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled a negative $56,000 and $1.8 million for the three month periods ended March 31, 2014 and 2013, respectively. Unamortized share-based compensation expense totaled $0.4 million and $0.9 million at March 31, 2014 and December 31, 2013, respectively. At March 31, 2014 and December 31, 2013, unvested RSUs and SARs had a weighted average remaining vesting term of approximately seven months and six months, respectively.

9. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on their aircraft.

Repatriated earnings and any undistributed earnings from the Company’s Cayman and Australian subsidiaries will be taxed at the 25.0% and 12.5% tax rate, respectively. Fly’s French resident subsidiaries pay a corporation tax of 33.33%, Fly’s Luxembourg resident subsidiary pays a corporation tax of 28.8% and Fly’s Australian resident subsidiaries pay a corporation tax of 30.0% on their net trading income.

Income tax expense by jurisdiction is shown below:

	Three months ended March 31, 2014	Three months ended March 31, 2013
Current tax expense:
Ireland	$40	$667
Other	79	196
Current tax expense — total	119	863

Deferred tax expense:
Ireland	378	3,576
France	(7)	(15)
Australia	263	513
Deferred tax expense — total	634	4,074
Provision for income taxes	$753	$4,937

20

The Company had no unrecognized tax benefits as of March 31, 2014 and December 31, 2013. The principal components of the Company’s net deferred tax asset (liability) were as follows:

	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$199,772	$193,006
Net unrealized losses on derivative instruments	2,067	1,932
Basis difference on acquisition of GAAM Australian assets	9,597	9,597
Other	188	202
Valuation allowance	(19,628)	(19,412)
Total deferred tax asset	191,996	185,325

Deferred tax liability:
Excess of tax depreciation over book depreciation	(179,569)	(171,969)
Book/tax differences identified in connection with GAAM Portfolio acquisition:
Debt	(1,685)	(1,859)
Security deposits and maintenance reserve liability	(388)	(388)
Lease premiums, net	(85)	(142)
Net earnings of non-European Union member subsidiaries	(18,514)	(18,713)
Total deferred tax liability	(200,241)	(193,071)
Deferred tax liability, net	$(8,245)	$(7,746)

The Company had recorded valuation allowances against a deferred tax asset in connection with basis differences on the acquisition of GAAM’s Australian assets. In connection with the sale of aircraft owned by a wholly-owned Australian subsidiary in 2013, the Company generated capital gains and utilized approximately $2.3 million of the deferred tax asset.

The Company records valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years. The Company is required to make assumptions and judgments about potential outcomes that may be outside its control. Critical factors include the projection, source, and character of future taxable income. Although realization is not assured, the Company believes it is more likely than not that deferred tax assets, net of the valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented. At March 31, 2014 and December 31, 2013, the Company had a valuation allowance of $19.6 million and $19.4 million, respectively.

10. SHAREHOLDERS’ EQUITY

On May 7, 2014, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2015 to replace a program that expired in May 2014. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

No shares were repurchased during the three month periods ended March 31, 2014 and 2013. During the three month period ended March 31, 2014, the Company issued 89,033 shares in connection with RSUs that vested and SARs that were exercised. As of March 31, 2014, there were 41,395,371 shares outstanding.

21

11. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended March 31,
	2014	2013
Numerator
Net income	$3,563	$32,845
Less: Dividend equivalents paid on vested RSUs and SARs	(676)	(437)
Net income available to common shareholders	$2,887	$32,408

Denominator
Weighted average shares outstanding-Basic	41,333,938	28,069,196
Dilutive common equivalent shares:
RSUs	56,223	81,718
SARs	3,570	11,766
Weighted average shares outstanding-Diluted	41,393,731	28,162,680
Earnings per share:
Basic and Diluted	$0.07	$1.15

Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities. The Company had no anti-dilutive SARs during the three month period ended March 31, 2014 and 2013.

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 8). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested RSUs and SARs during the period.

12. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

At March 31, 2014, the Company had a commitment to purchase one aircraft for a purchase price of $23.1 million and a commitment to sell two aircraft for a total of approximately $30.0 million.

13. RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates.

BBAM received base and rent fees pursuant to the Agreements in amounts totaling $3.4 million and $2.9 million for the three month periods ended March 31, 2014 and 2013, respectively. BBAM also received administrative fees from aircraft owning subsidiaries of the Company totaling $0.5 million during each of the three month periods ended March 31, 2014 and 2013.

22

With respect to aircraft acquired in the three month period ended March 31, 2014, the Manager has waived the origination fees that it was entitled to receive from the Company for each acquisition of aircraft equal to 1.5% of the gross acquisition cost of the aircraft. The Company did not purchase any aircraft during the three month period ended March 31, 2013.

The Company did not sell any aircraft during the three month period ended March 31, 2014. For the three month period ended March 31, 2013, fees of $1.5 million were incurred for aircraft dispositions.

The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. The amount is subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the three month periods ended March 31, 2014 and 2013, the Company incurred $2.7 million and $2.6 million of Management Expenses, respectively.

In connection with its services, the Manager may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. The Company had $0.3 million and $0.8 million of reimbursable expenses due to the Manager at March 31, 2014 and December 31, 2013, respectively.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and secured borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities are based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating leases. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value (Level 3).

23

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the three month periods ended March 31, 2014 and 2013, no impairment was recorded by the Company with respect to its flight equipment held for operating lease.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	As of March 31, 2014		As of December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$561,602	$485,820	$575,326	$498,038
Nord LB Facility	431,946	431,946	440,456	440,456
CBA Facility	156,918	150,874	159,802	153,390
Term Loan	459,683	470,545	465,103	478,877
Fly Acquisition II Facility	125,472	132,365	126,766	134,320
Other aircraft secured debt	477,785	478,814	487,252	488,267
Unsecured debt	291,870	313,500	291,567	305,250
Derivative asset	5,316	5,316	7,395	7,395
Derivative liabilities	23,460	23,460	24,577	24,577

As of March 31, 2014 and December 31, 2013, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
March 31, 2014:
Derivative asset	—	$5,316	—	$5,316
Derivative liabilities	—	23,460	—	23,460
December 31, 2013:
Derivative asset	—	$7,395	—	$7,395
Derivative liabilities	—	24,577	—	24,577

15. SUBSEQUENT EVENTS

On April 15, 2014, the Company declared a dividend of $0.25 per share, or approximately $10.3 million, which will be paid on May 20, 2014 to shareholders of record at April 30, 2014.

In April 2014, the Company purchased three aircraft for an aggregate of $93.5 million. The Company also sold one aircraft for total proceeds of $41.8 million.

In April 2014, the Company entered into a sale agreement in respect of one Airbus A319-100 aircraft.

On May 7, 2014, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2015 to replace a program that expired in May 2014.

In May 2014, the Company sold two aircraft out of the CBA Facility. The sale proceeds were paid to the lenders as full and final discharge of the underlying debt of $35.9 million associated with these aircraft. In connection with the transaction, the Company expects to recognize a gain on extinguishment of debt.

In May 2014, the Company entered into sale agreements in respect of four B737-700 aircraft.

24

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2013. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three month period ended March 31, 2014, we had net income of $3.6 million, or diluted earnings per share of $0.07. Net cash flows provided by operating activities for the three month period ended March 31, 2014 totaled $53.8 million. Net cash flow used in investing activities was $88.6 million and net cash provided by financing activities was $16.9 million for the three month period ended March 31, 2014. We paid $11.0 million in dividends during the three month period ended March 31, 2014.

Impact of GAAM Portfolio Acquisition

On October 14, 2011, we completed the acquisition of the GAAM Portfolio and assumed approximately $1.2 billion of secured, non-recourse debt financing. Because the majority of GAAM’s debt was entered into during a period of favorable market conditions which provided for lower borrowing margins and higher loan-to-value ratios than are currently available, we recorded GAAM’s debt on our balance sheet at a fair value that is lower than its face value. This difference is being amortized into interest expense for the remaining terms of the debt facilities, resulting in higher interest expense than our cash interest payments.

We also evaluated whether the leases acquired with the aircraft in the GAAM Portfolio were at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. We recognized a lease premium when we determined that an acquired lease’s terms were above market value and a lease discount when the acquired lease’s terms were below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term. In the aggregate, lease premiums exceeded lease discounts, and the amortization of these lease premiums reduces our reported operating lease revenues for the remaining terms of such leases.

25

The following table shows the impact of the amortization of debt discounts, lease premiums and certain other items for the nine months ending December 31, 2014 and for the succeeding five years. This table reflects our current portfolio and debt facilities. The amortization amounts for each applicable period may change for a number of reasons, including, among other things, aircraft dispositions, debt repayments and refinancings.

	Nine months ending December 31,	Year ended December 31,
	2014	2015	2016	2017	2018	2019
	(in thousands)
Amortization of GAAM purchase accounting adjustments:
Amortization of fair value lease premiums and discounts, net	$709	$165	$—	$—	$—	$—
Amortization of fair value debt discounts	3,622	3,359	2,394	2,112	1,847	109

Total amortization of GAAM purchase accounting adjustments	$4,331	$3,524	$2,394	$2,112	$1,847	$109

Market Conditions

The airline industry was profitable in 2012 and 2013 and the current expectation is that airline profitability in 2014 will exceed that of the prior years. However, the airline industry is cyclical, and macroeconomic and political trends may create unexpected volatility in the aircraft leasing market. To date, the industry has been stable and we expect these positive trends to continue through the remainder of the year.

There continues to be an overall positive trend in world air traffic demand which we believe will drive growth in the aircraft leasing market in the long-term. Aircraft demand continues to increase each year and aircraft manufacturers are increasing their production rates to meet this demand. Currently, leased aircraft make up approximately 40% of the world wide commercial jet aircraft fleet that is in service and this percentage is expected to increase over time.

Although we expect airlines to be profitable in 2014, profits are not uniformly distributed among airlines and certain airlines, particularly smaller airlines and start-up carriers struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2013.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to our unaudited consolidated statement of income for the three month periods ended March 31, 2014 and 2013.

26

Consolidated Statements of Income of Fly for the three months ended March 31, 2014 and 2013

	Three months ended March 31, 2014	Three months ended March 31, 2013
	(Dollars in thousands)
Revenues
Operating lease revenue	$89,627	$107,374
Equity earnings from unconsolidated subsidiary	1,382	422
Gain on sale of aircraft	—	6,451
Interest and other income	310	118
Total revenues	91,319	114,365

Expenses
Depreciation	40,403	34,536
Interest expense	34,625	31,021
Selling, general and administrative	9,630	9,704
Ineffective, dedesignated and terminated derivatives	(65)	(68)
Maintenance and other costs	2,410	1,390
Total expenses	87,003	76,583
Net income before provision for income taxes	4,316	37,782
Provision for income taxes	753	4,937
Net income	$3,563	$32,845

As of March 31, 2014 and 2013, we had 117 and 100 aircraft in our portfolio, respectively. As of March 31, 2014, we had all 117 aircraft on lease to 63 lessees, compared to March 31, 2013, when 93 of our aircraft were on lease to 52 lessees.

	Three months ended March 31,		Increase/ Decrease
	2014	2013
	(Dollars in thousands)
Operating lease revenue:
Basic rent	$90,536	$80,108	$10,428
End of lease revenue	3,679	30,599	(26,920)
Lease incentives	(3,388)	(1,934)	(1,454)
Other	(1,200)	(1,399)	199
Total operating lease revenue	$89,627	$107,374	$(17,747)

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three month period ended March 31, 2014, operating lease revenue totaled $89.6 million, a decrease of $17.7 million compared to the three month period ended March 31, 2013. The decrease was primarily due to (i) a decrease of $26.9 million from end of lease revenue recognized, (ii) a decrease of $4.8 million due to lower lease rates on lease extensions and restructurings, (iii) a decrease of $3.3 million in lease revenue from aircraft sold in 2013 and (iv) an increase of $1.5 million in lease incentives. The decrease was partially offset by: (i) an increase of $18.5 million from aircraft purchased in 2013 and 2014 and (ii) higher utilization and other increases of $0.3 million.

For the three month periods ended March 31, 2014 and 2013, we recorded equity earnings from an unconsolidated subsidiary, Fly-Z/C LP, of $1.4 million and $0.4 million, respectively. We have a 57.4% interest in Fly-Z/C LP and our equity earnings for 2014 include our share of the gain on conversion of an operating lease to a finance lease with respect to certain aircraft held in Fly-Z/C LP.

No aircraft were sold during the three month period ended March 31, 2014. During the three month period ended March 31, 2013, we sold nine aircraft and recognized gains on sale of aircraft of $6.5 million.

27

Depreciation expense during the three month period ended March 31, 2014 was $40.4 million, compared to $34.5 million for the three month period ended March 31, 2013, an increase of $5.9 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft we sold.

Interest expense totaled $34.6 million and $31.0 million for the three month periods ended March 31, 2014 and 2013, respectively. The increase of $3.6 million was primarily due to additional interest in connection with the issuance of the Unsecured Notes in December 2013. This increase was partially offset by (i) debt repayments made in 2014 and 2013, (ii) lower interest rates from re-financings completed in 2013 and (iii) re-pricing of the Term Loan in 2013.

Selling, general and administrative expenses were $9.6 million and $9.7 million for the three month periods ended March 31, 2014 and 2013, respectively, a decrease of $0.1 million.

Maintenance and other leasing costs were $2.4 million for the three month period ended March 31, 2014, an increase of $1.0 million compared to the corresponding period in the prior year. These costs relate to remarketing activities undertaken during the three month period ended March 31, 2014.

Provision for income taxes consisting primarily of Irish income tax was $0.8 million for the three month period ended March 31, 2014. Provision for income taxes consisting primarily of Irish income tax was $4.9 million for the three month period ended March 31, 2013. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. The effective tax rate was 17.4% and 13.1% for the three month periods ended March 31, 2014 and 2013, respectively. During the three month period ended March 31, 2014, we recorded a net valuation allowance of $0.2 million against deferred tax assets. During the three month period ended March 31, 2013, in conjunction with the sale of aircraft owned by an Australian subsidiary, we partially reversed $2.7 million of the valuation allowance we had established against a deferred tax asset recorded in connection with the acquisition of GAAM’s Australian assets.

Our consolidated net income was $3.6 million and $32.8 million for the three month periods ended March 31, 2014 and 2013, respectively.

Liquidity and Capital Resources

Cash Flows of Fly for the three months ended March 31, 2014 and 2013

We generated cash from operations of $53.8 million and $49.9 million for the three month periods ended March 31, 2014 and 2013, respectively, an increase of $3.9 million.

Cash used in investing activities was $88.6 million for the three month period ended March 31, 2014, whereas $26.5 million of cash was provided by investing activities during the three month period ended March 31, 2013. During the three month period ended March 31, 2014, we used $81.8 million of cash to purchase four aircraft. During the three month period ended March 31, 2013, we sold nine aircraft and received net cash proceeds of $31.0 million. Lessor maintenance contributions totaled $6.8 million and $4.5 million for the three month periods ended March 31, 2014 and 2013, respectively.

Cash provided by financing activities for the three month period ended March 31, 2014 totaled $16.9 million and cash used in financing activities for the three month period ended March 31, 2013 totaled $42.8 million. During the three month period ended March 31, 2014, we: (i) reduced our restricted cash accounts by $41.2 million primarily related to the release of escrowed funds used to purchase aircraft, (ii) received net maintenance payment liability receipts of $29.0 million and (iii) security deposit receipts of $2.1 million. These were partially offset by (i) net repayments of $44.2 million of other secured borrowings and (ii) payments of dividends and dividend equivalents of $11.0 million. During the three month period ended March 31, 2013, we: (i) made repayments on our secured borrowings totaling $38.0 million, (ii) increased our restricted cash accounts by $10.5 million and (iii) paid dividends and dividend equivalents of $6.6 million. These were partially offset by net maintenance reserve receipts of $13.3 million.

Our Future Sources and Uses of Liquidity

Our sole source of operating cash flows is from distributions made to us by our subsidiaries. Distributions of cash to us by our subsidiaries are subject to compliance with applicable debt covenants. Substantially all revenue collected during each monthly period from aircraft financed by certain of our debt facilities are applied to service the outstanding debt associated with those aircraft, after the payment of certain expenses and other costs.

Our business is very capital intensive, requiring significant investment in order to expand and maintain our fleet.

28

During 2013, we spent over $600 million acquiring aircraft and we expect similar growth in 2014. During the three month period ended March 31, 2014, we purchased aircraft for an aggregate of $82.4 million. We intend to finance future acquisitions with borrowings under the Fly Acquisition II Facility or other debt financing and our unrestricted cash. At March 31, 2014, we had $386.5 million of unrestricted cash, with approximately $324.5 million available under the Fly Acquisition II Facility.

We will need access to additional capital if we are to grow beyond our current acquisition pipeline and to refinance our debt. Our ability to refinance amounts outstanding or to fund acquisitions will depend on a number of factors which includes our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends and the availability of capital.

In addition to investment in our fleet, our short-term liquidity needs include working capital for operations, debt service and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our liquidity needs through at least the next twelve months.

Dividends and Share Repurchases

During the three month period ended March 31, 2014, we paid a dividend of $0.25 per share or approximately $10.3 million. On April 15, 2014, we declared a dividend of $0.25 per share payable on May 20, 2014 to shareholders of record on April 30, 2014. A quarterly dividend of $0.25 per share requires approximately $10.3 million each quarter. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deems relevant.

On May 7, 2014, our Board of Directors approved a new $30.0 million share repurchase program expiring in May 2015, replacing an existing program that expired in May 2014. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. We did not repurchase any shares during the three month period ended March 31, 2014.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. For the three month period ended March 31, 2014, we received $33.2 million of maintenance payments from lessees, made maintenance payment disbursements of $4.2 million and also made maintenance contributions of $6.8 million.

Financing

We are subject to certain operating covenants under our loan agreements relating to the maintenance, registration and insurance of our aircraft. We may also be required to maintain certain lease concentration limits, and there may be limitations on the re-leasing of aircraft and the disposition of aircraft. In addition, pursuant to certain of our loan agreements, we may be subject to additional operating covenants relating to the operations of the borrower entity; restrictions on the acquisition or substitution of additional aircraft; restrictions on the modification of aircraft and capital expenditures; limits on the amount and type of guarantees that can be provided or other indebtedness that can be incurred; and restrictions on our ability to grant liens or other encumbrances on the aircraft. Our failure to comply with any one of these covenants may trigger an event of default under the relevant loan or facility agreement.

29

Generally, an event of default under any of our loan or facility agreements may include, among other things:

•	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to maintain required insurance levels;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of March 31, 2014, we were not in default under any of our loan or facility agreements.

Unsecured Borrowing

On December 11, 2013, we completed a public offering of $300.0 million aggregate principal amount of 6.75% Senior Notes due 2020 (the “Unsecured Notes”). In connection with the issuance, we paid an underwriting discount totaling $8.5 million. The Unsecured Notes are unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior indebtedness of ours. Interest on the Unsecured Notes is payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2014. As of March 31, 2014 and December 31, 2013, accrued interest on the Unsecured Notes totaled $6.2 million and $1.1 million, respectively. The Unsecured Notes have a maturity date of December 15, 2020.

Pursuant to the indenture governing the Unsecured Notes, we are subject to restrictive covenants which relate to our operations, dividend payments, incurrence of debt, repurchases of common shares, investments, disposition of aircraft, and capital expenditures and certain of these covenants will be suspended if the Unsecured Notes obtain a certain investment grade rating. As of March 31, 2014, we were not in default under the Unsecured Notes.

Securitization

On October 2, 2007, our subsidiary, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month LIBOR plus a spread of 0.77%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes. As of March 31, 2014 and December 31, 2013, accrued interest on the Notes totaled $0.3 million and $0.2 million, respectively.

All cash collected during each monthly period from the aircraft secured by the Notes is applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. Principal payments during the three month periods ended March 31, 2014 and 2013 totaled $14.5 million and $10.3 million, respectively. The final maturity date of the Notes is November 14, 2033.

During the three month period ended March 31, 2013, two aircraft secured by the Notes were sold. At March 31, 2014, the Notes secured a total of 35 aircraft.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of March 31, 2014, B&B Air Funding had not drawn on the Note Liquidity Facility.

30

Nord LB Facility

We assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft in the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by our equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

As of March 31, 2014 and December 31, 2013, the outstanding balance under the Nord LB Facility was $442.6 million and $452.4 million, respectively. During the three month periods ended March 31, 2014 and 2013, we made total principal payments of $9.8 million and $10.0 million, respectively, under the Nord LB Facility.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. As of each of March 31, 2014 and December 31, 2013, the blended weighted average interest rate for the facility was 4.15%, excluding the amortization of debt discount and debt issuance costs. As of March 31, 2014 and December 31, 2013, interest accrued on the facility totaled $0.8 million and $0.7 million, respectively.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the outstanding borrowing.

Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from the termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding borrowing. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, we must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft.

In the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If after full repayment of the facility, we have earned a 10% return on our equity investment, we will pay Nord LB a fee equal to 10% of our return in excess of 10%, up to a maximum of $5.0 million.

The Nord LB Facility does not contain any financial covenants. At March 31, 2014, 17 aircraft were financed under this facility.

CBA Facility

Our subsidiaries assumed a debt facility provided by Bank of Scotland plc (“BOS”), Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility” which we formerly referred to as the “BOS Facility”) that financed 21 of the aircraft in the GAAM Portfolio.

Subsequent to the acquisition of the GAAM Portfolio, twelve aircraft have been refinanced. On November 15, 2013, we, through our subsidiaries, amended and extended the CBA Facility, which was then secured by nine aircraft. CBA had provided for seven new loans on seven of the nine aircraft. One loan matures in 2018 and the remaining six loans mature in 2020.

During the three month period ended March 31, 2014, we had entered into sale agreements for two Airbus A319-100 aircraft manufactured in 2000. The proceeds from the sale will be paid to the lenders as full and final discharge of the loans secured by these aircraft. As of March 31, 2014, these loans had a total outstanding principal balance of $36.0 million and will mature in late 2014.

The seven loans provided pursuant to the CBA Facility are cross-collateralized and cross-defaulted. All payments under the CBA Facility are fully guaranteed by and recourse to us.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the three month periods ended March 31, 2014 and 2013, we made total principal payments of $3.0 million and $6.2 million, respectively.

31

As of March 31, 2014 and December 31, 2013, the outstanding principal balance under the CBA Facility was $158.8 million and $161.8 million, respectively.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 2.50%. Fixed interest rates range between 3.67% and 7.99%. The weighted average interest rate on all outstanding amounts was 5.08% as of March 31, 2014, excluding the debt discount amortization and debt issuance costs. As of each of March 31, 2014 and December 31, 2013, interest accrued on the facility totaled $0.2 million.

Borrowings under the CBA Facility are secured by our equity interest in the subsidiaries which own the financed aircraft, the aircraft and the related leases. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the aircraft is equal to or greater than 80%, we will be required to pay into a collateral account an amount as is necessary to reduce this ratio to less than 80%.

There are no financial covenants in the CBA Facility.

Term Loan

On August 9, 2012, we, through a wholly-owned subsidiary entered into a $395.0 million senior secured term loan with a consortium of lenders (the “Term Loan”). The Term Loan was originally issued at an offering price of 96% of par value.

On November 21, 2013, we amended and upsized the Term Loan by $105.0 million. The incremental borrowing was priced at 99.75% of the principal amount. We received net proceeds of approximately $102.0 million, which were used to finance the acquisition of aircraft. At December 31, 2013, $33.6 million was held in an escrow account to finance the acquisition of two additional aircraft, which were acquired during the first quarter of 2014. At March 31, 2014, 28 aircraft were financed through this facility.

The Term Loan bears interest at LIBOR plus a margin of 3.50%, with a LIBOR floor of 1.00% and matures in August 2019. The Term Loan requires quarterly principal payments of $5.9 million. As of each of March 31, 2014 and December 31, 2013, interest accrued on the Term Loan totaled $2.9 million.

The Term Loan may be prepaid in whole or in part, provided that, if such prepayment occurs on or prior to November 21, 2014, such prepayment will be made at 101% of the principal amount being repaid. As of March 31, 2014 and December 31, 2013, the outstanding principal balance of the Term Loan was $469.4 million and $475.3 million, respectively.

The Term Loan is guaranteed by us. Borrowings under the Term Loan are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of public ratings.

The maximum Loan-to-Value ratio (“LTV”), as measured on a quarterly basis, is 70.0% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). As of March 31, 2014, there was no breach of the LTV Maintenance Test. We are required to seek new appraisals semi-annually.

32

Fly Acquisition II Facility

Through a wholly-owned subsidiary, we entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $450.0 million for an availability period that expires on July 3, 2015, followed by a three year term, with a final maturity date of July 3, 2018.

We pay a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of its commitment which accrues during the availability period. The applicable margin during the availability period is 3.25%, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period. As of each of March 31, 2014 and December 31, 2013, the interest accrued on the Fly Acquisition II Facility totaled $0.2 million.

As of March 31, 2014 and December 31, 2013, the outstanding principal balance under the facility was $125.5 million and $126.8 million, respectively. At March 31, 2014, four aircraft were financed under this facility.

The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of (x) the original purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life and (y) the current market value or base value appraisal. The outstanding aggregate amount of loans under the facility cannot exceed 72.5% of the sum of (x) the aggregate borrowing base of all aircraft and (y) 50% of maintenance reserves paid with respect to the aircraft. Aircraft financed under the Fly Acquisition II Facility may not be more than eight years of age at the time of such funding.

During the availability period, we are required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

We are required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft. Amounts repaid may be redrawn during the availability period.

During the three month period ended March 31, 2014, we made principal payments of $1.3 million.

Borrowings are secured by the beneficial interests in the aircraft owning and leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, we are required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans. If there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then all of the maintenance reserves to be paid in respect of the financed aircraft following the occurrence of such event will be pledged to the lenders. Upon the occurrence of an event of default in respect of the borrowing base, we will also be required to pledge to the lenders all maintenance reserves collected in respect of the financed aircraft prior to such event of default.

Other Aircraft Secured Borrowings

In addition to the debt facilities described above, we have entered into and may periodically enter into other secured debt to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of our rights, title and interest in the financed aircraft and leases. The maturity date of each loan generally matches the corresponding lease expiration date. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. Principal payments totaled $9.6 million and $6.6 million during the three month periods ended March 31, 2014 and 2013, respectively.

As of March 31, 2014, the total principal balance outstanding under these loans was $480.5 million, with interest rates ranging from 1.64% to 6.55%. As of March 31, 2014, interest accrued on these loans totaled $1.1 million.

The secured debt financing may be recourse to us. At March 31, 2014 and December 31, 2013, $132.5 million and $134.9 million of the other aircraft secured borrowings were recourse to us. Although these recourse loans are secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In addition, certain of our secured, recourse borrowings contain cross default provisions to other recourse borrowings which if triggered could significantly increase the amount of indebtedness which is payable by us at the time of the default.

33

Capital Expenditures

During the first quarter of 2014, we purchased three Boeing 737-800 aircraft and one Airbus A319-100 aircraft for an aggregate of $82.4 million. In April 2014, we purchased three aircraft for an aggregate of $93.5 million.

In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of March 31, 2014, the weighted average age of the aircraft in our portfolio was 8.8 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive all of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item  3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposure relates to our lease agreements and our floating rate debt obligations such as the Notes, the Term Loan and other borrowings. As of March 31, 2014, 109 out of our 117 lease agreements require the payment of a fixed rent amount during the term of the lease. The remaining 8 leases require payment of a variable rent based on LIBOR during the lease term. The majority of our indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow under our leases.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swaps will significantly reduce the additional interest expense that could be caused by an increase in variable interest rates. At March 31, 2014, the notional balance of our interest rate swap agreements was $1.5 billion compared to our floating rate debt obligations of $1.9 billion. Approximately $1.6 billion of our debt obligations was associated with aircraft with fixed rate rentals.

34

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $25.8 million, and would have increased or decreased our revenues by $1.5 million and $0.8 million, respectively, on an annualized basis.

The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of March 31, 2014, the fair market value of our interest rate swap derivative liabilities, excluding the credit risk adjustment, was $24.6 million. A 100 basis-point increase in the interest rate would reduce the fair market value of our derivative liabilities by approximately $26.2 million. A 100 basis-point decrease in the interest rate would increase the fair market value of our derivative liabilities by approximately $23.7 million. As of March 31, 2014, the fair market value of our interest rate swap derivative assets, excluding the credit risk adjustment, was $5.3 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $23.4 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $20.2 million.

Item  4. Controls and Procedures

We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2014, our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended March 31, 2014 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity. We are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

35

Item  1A. Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 14, 2014 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report or is incorporated by reference herein.

Item  2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item  4. Mine Safety Disclosures

None.

Item  5. Other Information

None.

Item  6. Exhibits

None.

36